Akoustis Technologies, Inc.

Akoustis, Inc.
9805 Northcross Center Court, Suite A
Huntersville, NC 28078

September 19, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Akoustis Technologies, Inc. and Akoustis, Inc. Registration Statement on Form S-3 File No. 333-267394

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), registrants Akoustis Technologies, Inc. and Akoustis, Inc. (together, the “Registrants”) hereby respectfully request that the above-referenced Registration Statement on Form S-3 be declared effective at 5:00 p.m., Eastern Time, on Wednesday, September 21, 2022, or as soon thereafter as is practicable or at such later time as the Registrants or their counsel may orally request via telephone call to the staff of the Commission.

Please direct any questions regarding this request to Sean M. Jones of K&L Gates LLP ((704) 331-7406; sean.jones@klgates.com). In addition, please notify Mr. Jones when this request for acceleration has been granted.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Registrants that they are aware of their responsibilities under the Securities Act as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely,

/s/ Andrew W.B. Wright

Andrew W.B. Wright
General Counsel and Secretary, Akoustis Technologies, Inc.

Secretary, Akoustis, Inc.